Exhibit 99.2

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON SEPTEMBER 25, 2020

DATED AUGUST 14, 2020

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 25, 2020 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended March 31, 2020, together with the report of the auditor thereon;

2.	to fix the number of directors at five;

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 7, 2020, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to the Shareholders, the Company will, in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGM2020. The Meeting Materials will be available on this website on August 18, 2020 and will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the Company’s profile on SEDAR at www.sedar.com on August 18, 2020.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at Vancouver, British Columbia, this 14th day of August 2020

BY ORDER OF THE BOARD OF DIRECTORS

Rui Feng

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	5
NOTICE AND ACCESS	5
PROXY INSTRUCTIONS	6
REVOCATION OF PROXIES	6
HOW TO VOTE	7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS	8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	9
NUMBER OF DIRECTORS	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITOR	11
CORPORATE GOVERNANCE	12
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	12
COMPENSATION COMMITTEE	13
AUDIT COMMITTEE	13
EXECUTIVE COMPENSATION	13
EQUITY COMPENSATION PLANS	25
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS	29
MANAGEMENT CONTRACTS	30
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	30
AUDITOR	30
ADDITIONAL INFORMATION	30
BOARD APPROVAL	30

SCHEDULE “1”	THE BOARD OF DIRECTORS CHARTER	33
SCHEDULE “2”	CORPORATE GOVERNANCE COMMITTEE CHARTER	34
SCHEDULE “3”	COMPENSATION COMMITTEE CHARTER	35
SCHEDULE “4”	AUDIT COMMITTEE CHARTER	36
EXHIBIT “A”	CORPORATE GOVERNANCE DISCLOSURE	38

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON SEPTEMBER 25, 2020

The information in this management information circular (“Information Circular”) is given as at August 14, 2020.

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (“Notice of Meeting”) and at any adjournments thereof. In this Information Circular, references to the “Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company. “Options” and “RSUs” means the stock options and the restricted share units, respectively, granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s amended and restated share based compensation plan. All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1750 -1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on this website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

NOTICE AND ACCESS

This year, the Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 - Continuous Disclosure Obligations for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) or voting information form (the “Voting Instruction Form”), as applicable, and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, Shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically.

As described in the Notice-and-Access Notification mailed to the Shareholders, the Company will, in accordance with NI 54-101, deliver the Meeting Materials to Shareholders by posting the Meeting Materials at

www.envisionreports.com/SilvercorpMetalsAGM2020 on August 18, 2020. The Meeting Materials will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com on August 18, 2020.

Shareholders who wish to receive paper copies of the Meeting Materials or audited financial statements may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials and/or audited financial statements will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions, please call toll free 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about Notice and Access.

The Company anticipates that Notice and Access will directly benefit the Company through reductions in postage and printing costs.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company. A Registered Shareholder (as defined below) has the right to appoint a different person or company, who need not be a Shareholder, to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy. A Proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting, on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and, if necessary, revoke their Proxy.

HOW TO VOTE

Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most Shareholders are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from the Company or its agent a Notice-and-Access Notification and a Voting Instruction Form pursuant to NI 54-101. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Voting Instruction Form.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the Voting Instruction Form provided to you and we will deposit it with our transfer agent, or, if you request on the Voting Instruction Form, we will send you a Proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your Common Shares to be voted, please complete and return the information requested in the Voting Instruction Form to provide your specific voting instructions. If you do not return your voting instructions as specified in the Voting Instruction Form, your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to Non-Registered Shareholders who are OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a Voting Instruction Form or a Proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting, you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the Voting Instruction Form or Proxy or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or the Company, as applicable, including those regarding when and where the Proxy or Voting Instruction Form is to be delivered.

A Non-Registered Shareholder may revoke a Voting Instruction Form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a Voting Instruction Form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS

The directors of the Company have fixed August 7, 2020 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 174,444,465 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by Proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of five directors. Management proposes that the number of directors on the Board be fixed at five. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act

(British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at five (5). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the approval of the resolution setting the number of directors at five (5).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Company’ advance notice policy (the “Advance Notice Policy”). A copy of the Advance Notice Policy was filed under the Company’s profile on SEDAR at www.sedar.com and is available on the Company’s website at http://www.silvercorp.ca/company/corporate_governance/. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the Shareholders made in accordance with section 167 of the BCBCA. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of the Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form, a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating Shareholder. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour shall be considered not to have received the support of the Shareholders and will tender his or her resignation immediately following the Meeting. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled. A copy of the majority voting policy can be found on the Company’s website at http://silvercorp.ca/company/corporate_governance/.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the election of the nominees named below.

The following table sets out the names of Management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares that each nominee beneficially owns, or controls or directs, directly or indirectly, as of August 13, 2020.

Name and	Current Positions	Principal Occupations During the	Date of	Common
Municipality	and Offices Held	Last Five Years(1)	Appointment as a	Shares
of Residence(1)			Director or Officer	Beneficially
				Owned(2)
Rui Feng 57 Beijing, China	Chairman, Chief Executive Officer and Director Not independent (3)	Chairman of the Company from September 2003 to present; appointed CEO of New Pacific Metals Corp. from May 2010 to April 2020 and director of New Pacific Metals Corp. from May 2004 to present.	September 4, 2003	5,608,000
S. Paul Simpson(4)(5)(6), 63 Vancouver, BC, Canada	Director Independent	Solicitor at Armstrong Simpson, Barristers & Solicitors	June 24, 2003	872,984
David Kong(4)(5)(6), 74 Vancouver, BC, Canada	Director Independent	Partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	121,500
Yikang Liu(6), 78 Beijing, China	Director Independent	Past Deputy Secretary General of China Mining Association.	July 24, 2006	88,000
Marina Katusa(4)(5), 36 Vancouver, BC, Canada	Director Independent	Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	52,500
Total				6,742,984

Notes:

(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.
(2)	The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished by each proposed nominee.
(3)	Dr. Rui Feng is not independent on the basis that he is an executive officer of the Company.
(4)	Member of the Audit Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Member of the Compensation Committee.

Silvercorp confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, be reappointed as the auditor of the Company to hold office until the next annual general meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Chartered Professional Accountants was first appointed as the auditor of the Company on November 26, 2012.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditor of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage, or supervise the Management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Four out of five members of the Board are independent within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”). To facilitate the ability of the Board to function independently of Management, there is only one member of Management on the Board, the Chief Executive Officer and Chairman. During each Board meeting, the independent directors meet without the members of Management present.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in the Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in NI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines. The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Exhibit “A”.

Summary of Attendance of Directors

The following table sets out the attendance of current directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2020:

Meeting(s) Attended in the Most Recently Completed Financial Year
Corporate
Governance and
		Nominating	Compensation	Audit
	Board	Committee	Committee	Committee
Director	4 Meetings	3 Meetings	2 Meetings	4 Meetings
Dr. Rui Feng	4 out of 4	n/a	n/a	n/a
S. Paul Simpson	4 out of 4	3 out of 3	2 out of 2	4 out of 4
Yikang Liu	4 out of 4	n/a	2 out of 2	n/a
David Kong	4 out of 4	3 out of 3	2 out of 2	4 out of 4
Marina Katusa	4 out of 4	3 out of 3	n/a	4 out of 4

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Nominating Committee works to ensure that (a) the Board functions independently of Management, (b) Management is clearly accountable to the Board, and (c) procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate

Governance and Nominating Committee is comprised of Paul Simpson, Marina Katusa, and David Kong, all of whom are independent directors pursuant to NI 52-110. The Corporate Governance and Nominating Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee Charter is attached hereto as Schedule “3”. The Compensation Committee is comprised of Paul Simpson, Yikang Liu, and David Kong, all of whom are independent directors pursuant to NI 52-110. All committee members have experience in executive compensation. Paul Simpson is a senior corporate securities lawyer, and also holds a Certificate in Mining Law from Osgoode Hall Law School. He brings over 25 years’ experience in corporate law and corporate governance as it relates to compensation committees. Yikang Liu is the past Deputy General Secretary for China Mining Association and former Vice-Chair of the Geological Society of China. David Kong has over 30 years’ experience as a Chartered Accountant, is a certified director (ICD.C) of the Institute of Corporate Directors, and acts as a director on a number of publicly listed resource companies. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, and experience in reviewing executive and director compensation; administering of stock options and stock option grants; and reviewing performance goals and assessments of executives. In 2020, the Compensation Committee retained Mercer (Canada) Limited to assist in conducting a market compensation review. The Compensation Committee is relying in part on the 2020 Mercer Executive Compensation Review to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. The Company’s compensation policies and programs are designed to be competitive with publicly listed mining companies of similar size and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 23, 2020, under the heading “Audit Committee”, including a copy of the Audit Committee Charter which is attached hereto as Schedule “4”. The Audit Committee is comprised of David Kong, Marina Katusa, and Paul Simpson, all of whom are independent directors pursuant to NI 52-110. The AIF is available under the Company’s profile at www.sedar.com.

The Corporate Governance and Nominating Committee, Compensation Committee, and Audit Committee will each be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended March 31	Salary and/or consulting fees	Share- Based Awards (7)	Option- Based Awards (8)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compens ation	Total Compensation
					Annual Incentive Plans	Long Term Incentive Plans
Dr. Rui Feng (1) Chairman, CEO and Director	2020	742,500	816,652	Nil	1,039,500	Nil	Nil	Nil	2,598,652
	2019	742,500	Nil	219,908	1,039,500	Nil	Nil	Nil	2,001,908
	2018	708,500	Nil	286,111	1,012,500	Nil	Nil	Nil	2,007,111
Derek Liu (2) CFO	2020	210,400	222,723	Nil	111,512	Nil	Nil	3,388	548,023
	2019	169,805	Nil	73,303	98,491	Nil	Nil	4,277	345,876
	2018	171,380	Nil	98,832	69,175	Nil	Nil	4,168	343,555
Lon Shaver (4) Vice President	2020	187,857	139,202	Nil	35,317	Nil	Nil	2,881	365,257
	2019	127,052	Nil	67,273	Nil	Nil	Nil	2,821	197,146
Yong-Jae Kim (5) General Counsel and Corporate Secretary	2020	157,800	97,441	Nil	26,225	Nil	Nil	2,881	284,347
	2019	132,769	Nil	54,327	Nil	Nil	Nil	3,684	190,780
Song Hong (6) Manager of China Operations	2020	91,909	92,801	35,306	Nil	Nil	Nil	Nil	220,017
	2019	68,187	Nil	29,000	Nil	Nil	Nil	Nil	123,981
	2018	58,505	Nil	15,351	Nil	Nil	Nil	Nil	118,080

Notes:
(1)	Other than the consulting fees and annual incentive compensation paid to Dr. Rui Feng, the amounts paid to the NEOs were in Canadian dollars and converted into US dollars using the average exchange rate as per Bank of Canada for the corresponding fiscal year.
(2)	Consulting fees are payable to Dr. Rui Feng for his services pursuant to a consulting agreement dated October 1, 2017. The Board reviews and adjusts such fees annually. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in fiscal 2020, 2019, or 2018.
(3)	Consulting fee are payable to a firm controlled by Derek Liu for his services.
(4)	Lon Shaver was appointed as Vice President on October 1, 2018.
(5)	Yong-Jae Kim was appointed as General Counsel and Corporate Secretary on October 1, 2018.
(6)	Song Hong was promoted to Manager of China Operations on September 1, 2018
(7)	On August 12, 2019, the Company awarded RSUs that vest over a two-year period at a value of CAD$4.94 per unit.
(8)	The Company has adopted IFRS 2 - Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted	price	Date	average	average	average	average
	Options		(1)	(CAD$)		expected	risk free	volatilities	fair value
	Granted					life	rates		per option
						(years)			(CAD$)
Dr. Rui Feng, Chairman, CEO and Director	2019	24-Aug-2018	150,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	150,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
	2018	12-Mar-2018	150,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	140,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted	price	Date	average	average	average	average
	Options		(1)	(CAD$)		expected	risk free	volatilities	fair value
	Granted					life	rates		per option
						(years)			(CAD$)
Derek Liu, CFO	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
	2018	12-Mar-2018	50,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	50,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33
Lon Shaver, Vice President	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	40,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Yong-Jae Kim, General Counsel and Corporate Secretary	2019	24-Aug-2018	35,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	40,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Song Hong, Manager of China Operations	2019	24-Aug-2018	30,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2018	12-Mar-2018	25,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	20,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33

Note:

(1)	Options granted to the above Named Executive Officers have a two year vesting period with 25% of the Options vesting every six months.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2020, for each NEO:

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	Price	Date	In-The-	Units of	of Share-	of Vested
	Unexercised	(CAD$)		Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				(CAD$)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						(CAD$)	(CAD$)
Dr. Rui Feng, Chairman, CEO and Director	Nil	Nil	Nil	Nil	165,000	760,650	253,550
	200,000	1.43	02-Jun-2020	636,000	Nil	Nil	Nil
	140,000	3.36	02-Oct-2020	175,000	Nil	Nil	Nil
	150,000	3.23	12-Mar-2021	207,000	Nil	Nil	Nil
	150,000	3.40	24-Aug-2021	181,500	Nil	Nil	Nil
	150,000	2.60	16-Nov-2021	301,500	Nil	Nil	Nil
Derek Liu, CFO	Nil	Nil	Nil	Nil	45,000	207,450	Nil
	50,000	3.23	12-Mar-2021	69,000	Nil	Nil	Nil
	50,000	3.40	24-Aug-2021	60,500	Nil	Nil	Nil
	50,000	2.60	16-Nov-2021	105,000	Nil	Nil	Nil
Lon Shaver, Vice President	Nil	Nil	Nil	Nil	28,125	129,656	Nil
	25,000	3.40	24-Aug-2021	30,250	Nil	Nil	Nil
	30,000	2.60	16-Nov-2021	60,300	Nil	Nil	Nil
Yong-Jae Kim, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	19,688	90,762	Nil
	17,500	3.40	24-Aug-2021	21,175	Nil	Nil	Nil
	20,000	2.60	16-Nov-2021	40,200	Nil	Nil	Nil
Song Hong, Manager of China Operations	Nil	Nil	Nil	Nil	18,750	86,438	Nil
	6,250	3.23	12-Mar-2021	8,625	Nil	Nil	Nil
	15,000	3.40	24-Aug-2021	18,150	Nil	Nil	Nil

Note:
(1)	The closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2020, was CAD$4.61.

Incentive Plan Awards - Value Vested or Earned during the Year

Name	Option-Based Awards -	Share-Based Awards -	Non-Equity Incentive Plan
	Value vested during the	Value vested during the	Compensation - Value earned
	year	year	during the year
Dr. Rui Feng, Chairman, CEO and Director	361,418	Nil	1,039,500
Derek Liu, CFO	121,731	60,866	111,512
Lon Shaver, Vice President	63,496	38,041	35,317
Yong-Jae Kim, General Counsel and Corporate Secretary	54,591	26,627	26,225
Song Hong, Manager of China Operations	40,812	25.361	35,306

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Agreements

As at the date of this Information Circular, the Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, CEO, Chairman and Director

Dr. Rui Feng entered into a consulting agreement for a three year term on October 1, 2017, to provide senior executive services to the Company, at the consulting fee as set out in the summary compensation above. Under the agreement, either party may terminate the agreement for any reason upon thirty (30) days written notice. In the event that the Company provides notice to terminate this agreement, it shall pay Dr. Rui Feng a termination fee equal to the full amount of the annual consulting fee, plus an additional 1/6th of the annual consulting fee for each year of service provided which commenced in September 2003.

Derek Liu, CFO

On June 26, 2019, the Company entered into a consulting agreement with a firm controlled by Derek Liu through which Derek Liu provided services as Chief Financial Officer of the Company at the consulting fee as set out in the summary compensation table above.

Lon Shaver, Vice President

On July 16, 2018, the Company entered into an employment agreement to engage Lon Shaver as Vice President of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses. Lon Shaver agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Yong-Jae Kim, General Counsel and Corporate Secretary

On March 13, 2018, the Company entered into an employment agreement to engage Yong-Jae Kim as General Counsel and Corporate Secretary of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses. Yong-Jae Kim agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Song Hong, Manager of China Operations

On March 7, 2011, the Company entered into an employment agreement with Song Hong. In August 2018, Song Hong was promoted to Manager of China Operations of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to share-based compensation and annual performance bonuses.

Change of Control Agreements

The Company has in effect change of control agreements with each of Dr. Rui Feng and Derek Liu. The terms of the change of control agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a “Change of Control” (as defined below), the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears, (ii) bonus, if awarded, (iii) continuation of benefits for 18 months, and (iv) immediate vesting of all outstanding Options. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The change of control agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than

50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2020, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option based award value) is estimated at $1,594,119. The following table shows estimated incremental payments triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under	Change of Control Provision Value
	Employment Agreement Provision Value (1)(2)(3)	(1)(2)(3)(4)
Dr. Rui Feng	2,796,750	1,251,993
Derek Liu	-	342,126

Notes:
(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2020).
(2)	The accelerated option-based award value on the last business day of the Company’s year-end (March 31, 2020) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on March 31, 2020, of CAD$4.61.
(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.
(4)	If Dr. Feng is terminated by virtue of a Change of Control, he will receive the greater of the value under the change of control agreement or under his consulting agreement.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the year ended March 31, 2020.

Compensation Discussion and Analysis

During the 2020 fiscal year, total compensation paid to the Named Executive Officers increased to $4,016,295 compared to $2,859,690 in fiscal 2019 ($2,468,747 in fiscal 2018). During the 2020 fiscal year, total compensation paid to the Named Executive Officers changed primarily as a result of: (i) an increase in payment of base salary totalling $1,390,466 compared to $1,240,313 in fiscal 2019 and $938,385 in fiscal 2018; (ii) an increase in payment of annual bonuses totalling $1,247,860 compared to $1,167,890 in fiscal 2019 and $1,097,026 in fiscal 2018; and (iii) grant of restricted share units in the value of $1,368,820 compared to $nil in fiscal 2019 and 2018; and (iv) no option grant compared to $440,705 value of option grants in fiscal 2019 and $429,167 in fiscal 2018.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See Compensation Committee above for a description of the composition of the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company and the Company’s amended and restated share based compensation plan (the “Omnibus Plan”). The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO,

relative to both industry performance and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining companies continue to be comprised of publicly traded mining companies of similar size in North America, as determined by market capitalization, revenue, and complexity relative to the Company. Comparable companies referenced by the Compensation Committee include Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Hecla Mining Company, Pan American Silver Corporation, SSR Mining Inc. (formerly, Silver Standard Resources Inc.), and Great Panther Mining Limited.

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Omnibus Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, Common Shares or units that are subject to restrictions on resale or other incentive plans. The Company, with the exception of Option grants, focuses on annual rather than long-term compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies. However, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses most closely on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year, this peer group consisted of Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Great Panther Mining Limited, Hecla Mining Company, Pan American Silver Corp., and SSR Mining Inc. The Compensation Committee also places a particular emphasis on relative profitability.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance based compensation for the Chairman and CEO to be in excess of 50% of his total base compensation. For the fiscal year of 2020, 40% of total compensation paid to Rui Feng, Chairman and CEO, came from short term performance compensation (bonus) and 31% came from long term performance compensation (Options) compared to 52% and 11%, respectively, in fiscal 2019.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEO or director as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and the difficulty in finding a suitable alternative, particularly for a North American public company with mining operations in China.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Share-Based Awards

The Company believes that encouraging its executive officers and employees to increase the value of their shareholdings is one of the best ways of aligning their interests with those of its Shareholders. The Compensation Committee oversees the administration of the Omnibus Plan. The Omnibus Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers share-based awards, including grants of Options and RSUs when reviewing executive officer compensation packages as a whole.

The distribution of share-based awards, including Options and RSUs, is recommended by the Chairman and CEO to the members of the Compensation Committee who decide whether they agree with the recommendations and who, once satisfied, provide their recommendation to the Board. The number of Options and RSUs recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options and RSUs to be granted to independent directors.

The NEOs are granted Options and/or RSUs commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options and/or RSUs are granted to executive officers taking into account a number of factors, including the amount and terms of Options and/or RSUs previously granted, base compensation, performance bonuses, if any, and competitive factors. All Options and/or RSUs awarded were granted at or above market prices, with a term of three to five years, and vesting in equal quarterly amounts over either a two, three or four-year vesting period.

During the fiscal years 2020 and 2019, the Board granted optionees Options to purchase nil and 1,815,000 Common Shares, representing 0% and 1.1% of the outstanding Common Shares at the respective year-ends. During the fiscal years 2020 and 2019, the Board granted eligible participants 850,500 and nil RSUs, representing 0.5% and 0% of the outstanding Common Shares at the respective year-ends.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2020 year were based primarily on two elements: (1) executive officers’ personal performance, and (2) Company performance.

The Executive Bonus Plan provides a variable component of total cash compensation that is directly related to the operating and financial performance of the Company. A total bonus pool is calculated using measurable parameters that align executive team interests with that of the Shareholders. A bonus pool equal to 2.5% of free operating cash flow (excluding changes in non-cash working capital) may be available to NEOs, other corporate headquarter employees, and certain high ranking managers at the mine operations. From this available pool, a percentage of base salary will be awarded to an employee when the Company performance and personal performance achieve target performance for the year. The actual bonus percentage will be determined based on a weighting for achieving Company performance and personal performance according to the level of position, as shown in the following table:

Positions	Target Bonus as % of Base Salary(1)	Company Performance(2)	Personal Performance(3)
CEO/Executive Chairman	100%	70%	30%
CFO	50%	60%	40%
Senior managers	30%	50%	50%
Other head office employees	20%	20%	80%

Notes:
(1)	For each individual, the bonus payable may be 30% of his/her target bonus and the maximum 200% of base salary.
(2)	The Company Performance component is based on the achievement of metal production (silver ounce equivalent), all-in sustaining production costs per tonne, and safety & environment goals. Achieving metal production targets will account for 45%, all-in sustaining production costs per tonne targets will account for 40%, and safety & environment targets 15%. If a safety & environment accident occurs and causes regulatory, legal or social damage to the Company, the result of safety & environment component will be set as zero.
(3)	The Personal Performance component is based on contribution to the Company’s core business achievement, satisfaction to the Company’s requirement or core job requirements, personal skill, self-development and initiatives, attendance, familiarity with business, work planning and performance, provide leadership and guidance to other employees or follow Company’s work instructions and leadership, human resource team building, shareholder communications, and Information Technology building. On an annual basis, employees and their supervisors set performance expectations and review progress toward the accomplishment of these goals.

Payment of any bonus is discretionary, is subject to final Board approval and future revision by the Compensation Committee as deemed necessary.

Performance Graph

The Common Shares commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares previously traded on the NYSE, also under the symbol “SVM”, but were voluntarily delisted in September 2015, and traded on the Over the Counter Market under the symbol “SVMLF” until May 15, 2017 when they commenced trading on the NYSE American (formerly, NYSE MKT) under the symbol “SVM”. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares on April 1, 2015, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2015 to March 31, 2020. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its Shareholders.

Cumulative Total Return

Date	2015	2016	2017	2018	2019	2020
SVM	100.00	119.35	298.06	223.87	221.29	297.42
S&P/TSX Composite Index	100.00	90.31	104.05	102.84	107.76	89.53
S&P/TSX Global Gold Index	100.00	110.45	125.83	113.09	118.40	142.86
SVM Closing Price	1.55	1.85	4.62	3.47	3.43	4.61
S&P/TSX Composite Index	14,942.55	13,494,40	15,547,80	15,367.30	16,102.10	13,378.75
S&P/TSX Global Gold Index	164.99	182.23	207.60	186.58	195.35	235.71

The Company takes into account overall share price performance in determining executive compensation amounts; however, share price performance is one of a number of factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the NEOs has followed the trend in the share price, rising following increases in the share price, and declining when the share prices declines. Total compensation rises and falls in line with share prices in part because of the valuation of option based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to Named Executive Officers. While base pay generally increased during times when share price was increasing, total base pay has remained relatively stationary during the recent periods of declining share prices. In considering base pay for the CEO, the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending any reductions to base pay, recognizing the difficulty in finding English speaking senior management with experience in operating mines in China or a CEO willing to spend the majority of their time in China.

Application of Executive Bonus Plan

The Compensation Committee agreed that the CEO’s personal performance and Company performance in fiscal 2020 were deserving of full marks.

Highlights of the evaluation included the following:

  During the 2020 holiday season, the operations in China were shut down for an extra month due to COVID-19. The operations were ramped up to full capacity in March 2020 with no employee infection and in full compliance with government measures implemented to prevent the spread of the virus. Despite the extended shutdown during the three months ended March 31, 2020, the Company was able to achieve its full year production surpassing its guidance for fiscal 2020.

  Silver, lead and zinc production surpassed annual guidance by 3%, 3% and 17%;

  Ore mined down only 2% with one month shut down due to COVID-19 to 885,830 tonnes compared to the prior year;

  Sold approximately 6.3 million ounces of silver, 3,300 ounces of gold, 65.3 million pounds of lead, and 25.4 million pounds of zinc, representing a decrease of 2% and 6% in silver and gold sold and an increase of 1% and 12% in lead and zinc sold compared to the prior year;

  Revenue of $158.8 million, down 7% compared to $170.5 million in the prior year;

  Net income attributable to equity shareholders of $34.3 million or $0.20 per share compared to $39.7 million or $0.23 per share in the prior year. Excluding the impairment reversal of $9.2 million recorded in Fiscal 2019, the net income to equity shareholders in Fiscal 2020 was up 6% compared to the adjusted net income attributable to equity shareholders1 of $32.2 million, or $0.19 per share, in the prior year. In Fiscal 2020, the Company’s consolidated financial results were impacted mainly by operations in China being suspended for an extra month in Q4 Fiscal 2020 due to COVID-19;

  Cash flow from operations of $77.2 million, up 10% compared to $70.4 million in the prior year;

  Paid $4.3 million of dividends to the Company’s shareholders, compared to $4.2 million in the prior year;

  Invested $7.0 million in New Pacific Metals Corp. (“NUAG”) to maintain the Company’s ownership interest at 28.8%; and

  Strong balance sheet with $142.5 million in cash and cash equivalents and short-term investments, an increase of $27.2 million or 24%, compared to $115.3 million as at March 31, 2019.

Bonus Pool Calculation for Fiscal 2020

A bonus pool equal to 2.5% of operating cash flow before changes in non-cash working capital may be available to NEOs, other corporate headquarter employees, and certain high ranking managers at the mine operations. In fiscal 2020, the available pool for bonus payment was $1,887,100. For fiscal 2019, the available pool for bonus payment was $1,693,750, representing 2.5% limit of then operating cash flow, and the total bonus payout was $1,462,100, below 2.5% limit.

Bonus Award in Fiscal 2020

Given the Company’s operating, financial and share price performances, the Compensation Committee consulted with the CEO and concluded that the fiscal 2020 bonus to the CEO should be 140% of base pay, that is $1,039,500, the same bonus paid in fiscal 2019.

The Compensation Committee delegated to the CEO authority to establish performance bonuses for other officers be paid out from the remaining balance in the bonus pool.

Compensation of Directors

The Board on an annual basis approves a directors’ compensation package that includes annual base fees and may include Option-based awards, share-based awards, and bonuses. Each non-executive director is currently paid $37,506 (CAD$49,913) per year. In addition, committee chairs are paid an additional $7,501 (CAD$9,983) per year, with the Chairman of the Audit Committee receiving an additional $22,503 (CAD$29,948) per year. The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year. On an annual basis, the Compensation Committee reviews the directors’ compensation package relative to director remuneration at the closest comparable peer companies and makes recommendations to the Board regarding director compensation. Total director compensation was $738,190 (CAD$982,381) in fiscal 2020, compared to $541,651 (CAD$720,824) in fiscal 2019 and $615,634 (CAD$790,290) in fiscal 2018. The main reason for the increase was due to the increase in the value of Option-based awards and share-based awards.

The following tables set out compensation paid to directors in the financial year ended March 31, 2020:

Director compensation table(1)

Name	Fees earned	Share-	Option-	Non-equity	Pension	All other	Total
		based	based	incentive plan	value	compensation
		awards(2)	awards(3)	compensation
S. Paul Simpson	45,007	111,362	Nil	37,571	Nil	Nil	193,940
Yikang Liu	37,506	111,362	Nil	22,543	Nil	Nil	171,411
David Kong	60,009	111,362	Nil	30,057	Nil	Nil	201,428
Marina Katusa	37,506	111,362	Nil	22,543	Nil	Nil	171,141
Total	180,028			112,714			738,190

Notes:
(1)	Disclosure about compensation paid to Dr. Rui Feng in his capacity as director has already been disclosed above under the heading “Summary Compensation Table”.
(2)	On August 12, 2019, the Company awarded RSUs that vest over a two-year period at a value of CAD$4.94 per unit.
(3)	The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial years ended March 31:

Name		Grant Date	Options	Exercise	Expiry Date	Weighted	Weighted	Weighted	Weighted
			Granted	price		average	average	average	average
				(CAD$)		expected	risk free	volatilities	fair value
						life	rates		per option
						(years)			(CAD$)
S. Paul Simpson	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	2019	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Yikang Liu	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	2019	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
David Kong	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	2019	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Marina Katusa	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	2019	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79

The Company grants Options and/or RSUs from time to time at the discretion of the Board to its directors, in accordance with the policies of the TSX and the Omnibus Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2020

The following table summarizes awards outstanding at fiscal year ended March 31, 2020, for each non-executive director.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	Price (CAD$)	Date	In-The-	Units of	of Share-	of Vested
	Unexercised			Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				(CAD$)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						(CAD$)	(CAD$)
S. Paul Simpson	Nil	Nil	Nil	Nil	22,500	103,725	Nil
	50,000	3.36	02-Oct-2020	62,500	Nil	Nil	Nil
	50,000	3.23	12-Mar-2021	69,000	Nil	Nil	Nil
	50,000	3.40	24-Aug-2021	60,500	Nil	Nil	Nil
	50,000	2.60	16-Nov-2021	100,500	Nil	Nil	Nil
Yikang Liu	Nil	Nil	Nil	Nil	22,500	103,725	Nil
	12,500	3.23	12-Mar-2021	17,250	Nil	Nil	Nil
	25,000	3.40	24-Aug-2021	30,250	Nil	Nil	Nil
	25,000	2.60	16-Nov-2021	50,250	Nil	Nil	Nil
David Kong	Nil	Nil	Nil	Nil	22,500	103,725	Nil
	50,000	3.36	02-Oct-2020	62,500	Nil	Nil	Nil
	50,000	3.23	12-Mar-2021	69,000	Nil	Nil	Nil
	50,000	3.40	24-Aug-2021	60,500	Nil	Nil	Nil
	50,000	2.60	16-Nov-2021	100,500	Nil	Nil	Nil
Marina Katusa	Nil	Nil	Nil	Nil	22,500	103,725	Nil
	90,000	3.36	02-Oct-2020	112,500	Nil	Nil	Nil
	50,000	3.23	12-Mar-2021	69,000	Nil	Nil	Nil
	50,000	3.40	24-Aug-2021	60,000	Nil	Nil	Nil
	50,000	2.60	16-Nov-2021	100,500	Nil	Nil	Nil

Note:
(1)	The closing price of the Common Shares on the TSX on March 31, 2020 was CAD$4.61.

Incentive Plan Awards - Value Vested or Earned during the 2020 Fiscal Year

Name	Option-Based Awards -	Share-Based Awards -	Non-Equity Incentive Plan
	Value vested during the year	Value vested during the year	Compensation - Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
S. Paul Simpson	162,000	40,500	50,000
Yikang Liu	162,000	40,500	30,000
David Kong	162,000	40,500	40,000
Marina Katusa	187,125	40,500	30,000

EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Omnibus Plan which was previously approved by the Shareholders on September 27, 2019. The Omnibus Plan amended and restated the Company’s existing stock option plan. Pursuant to the Omnibus Plan, the Company may issue options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”, and together with the Options and RSUs, collectively, the “Awards”).

The Omnibus Plan has been established to attract and retain directors, officers, employees and consultants to the Company (each an “Eligible Person”) and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. Each such Eligible Person granted Awards pursuant to the Omnibus Plan, a “Participant”. The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

  Maximum Number of Shares Issuable - The maximum number of shares (the “Shares”) issuable under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time (the “Outstanding Issue”).

  Plan Limits - When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

    the number of Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

    the number of Shares (i) issued to Insiders within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

    the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue;

    the issuance to consultants of the Company of a number of Shares exceeding 2% of the Outstanding Issue; or

    a number of Shares issuable to any one non-executive Directors within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

  Options

    Terms and Exercise Price - The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Shares on the Toronto Stock Exchange (the “Market Price”) on the date prior to the grant date.

    Term - Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

    Vesting Schedule - Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

    Exercise of Option - A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, by undertaking a cashless exercise with the assistance of a broker (which may include authorizing the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings), or (iii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

    Termination of Employment - If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

    Death - If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

  Restricted Share Units and Performance Share Units

    Terms - RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

    Vesting - Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below.
    Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

    Settlement - On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

    Dividend Equivalents - As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

    Termination of Employment - If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

    Death - If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

  General

    Assignment - Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

    Change of Control - In the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards) .

    Amendments Not Requiring Shareholder Approval - The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

      for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

      to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

      to change any vesting provisions of Awards; o to change the termination provisions of the Awards or the Omnibus Plan; o to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

      to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

      Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

        an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

        a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

        an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

            a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

            a revision to the insider participation limits or the non-executive director limits;

            a revision to the amending provisions; or

            any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

          Black Out Periods - If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is (i) during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

        The following table sets out the annual burn rate for three most recently completed financial years ending March 31:

Fiscal Year	Number of	Weighted average	% of	Number of	% outstanding
	Options	number of Common	outstanding	Options exercised	Common Shares
	granted	Shares outstanding	Common
			Shares
2020	Nil	171,713,263	Nil	3,833,406	2.2%
2019	1,815,000	168,483,412	1.1%	2,812,496	1.7%
2018	2,192,500	167,848,117	1.3%	857,020	0.5%

        The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2020:

	(a)	(b)	(c)
Plan Category	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options, Warrants	Outstanding	under Equity Compensation Plans
	and Rights	Options, Warrants	(excluding securities reflected in
		and Rights	column (a))
(CAD$)
Equity compensation plans approved by security holders	2,423,760 Common Shares	$3.00	14,957,923 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,423,760 Common Shares	$3.00	14,957,923 Common Shares

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

        No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or former executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

        MANAGEMENT CONTRACTS

        There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

        INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction over Common Shares or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its Common Shares, for so long as, it holds any of its Common Shares.

        AUDITOR

        Deloitte LLP, Chartered Professional Accounts, of Vancouver, British Columbia, is the Company’s auditor. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

        ADDITIONAL INFORMATION

        Additional information relating to the Company is available under the Company’s profile under SEDAR at www.sedar.com.

        Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2020. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR at www.sedar.com and the Company’s website at www.silvercorp.ca.

        BOARD APPROVAL

        The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

        Dated at Vancouver, British Columbia, this 14th day of August 2020

        BY ORDER OF THE BOARD OF DIRECTORS

        “Rui Feng ”

        Dr. Rui Feng
        Chairman, CEO and Director
        Silvercorp Metals Inc.

        SCHEDULE “1”

        THE BOARD OF DIRECTORS CHARTER

        The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs. Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties.

        A majority of the Board members shall be "independent" as defined in accordance with all applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules, unless otherwise permitted by all applicable regulations. The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Committee of the Board under the standards of independence applicable to such Committee. Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances.

        The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

          To meet regularly as needed, and in no event less than once per quarterly period, with all directors expected to attend and to review in advance any materials provided to them in connection with the meeting.

          To hold meetings of the independent directors as frequently as necessary to carry out other responsibilities under this Board Mandate, but in no event less than once per year, at which non-independent directors and members of management are not in attendance.

          To act honestly and in good faith with a view to the best interests of the Company.

          To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

          Consistent with its responsibilities to the Company, to further the interests of the shareholders.

          To consider business opportunities and risks, and to adopt business strategies and/or strategic plans from time to time.

          To identify the principal risks of the Company’s business in consultation with management, and to implement an appropriate system to manage these risks.

          To develop and oversee an investor relations and shareholder communications policy (“Corporate Disclosure Policy”) for the Company.

          To oversee the Company’s policy on directors who fail to receive a majority support in uncontested elections (“Majority Voting Policy”).

          To oversee the Company’s policy on recoupment of incentive compensation (“Clawback Policy”).

          To oversee management’s adoption of effective internal control and management information systems.

          To review and approve annual and quarterly financial statements and the publication thereof by management.

          Through the Audit Committee, to be responsible for the appointment, compensation, retention, oversight and discharge of the Company’s external auditors.

          To review and approve operating plans and any capital budget plans.

          To select and approve all key executive appointments, and to monitor executive development.

          To determine the compensation of senior management and executive officers.

          To develop and update, as required, the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

          To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

          To promote diversity throughout the Company, commensurate with the Company's needs.

          To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

          To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

          To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

          To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

        SCHEDULE “2”

        CORPORATE GOVERNANCE COMMITTEE CHARTER

        The Company has established a Corporate Governance Committee of the Board of Directors which shall consist of three or more directors, each of whom shall be independent as defined in accordance with all applicable Canadian and U.S. securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations. The Committee meets at least annually, or more frequently as required. The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

        The Committee’s duties and responsibilities are:

          To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

          To advise the Board on issues of conflict of interest for individual directors.

          To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the size, structure, composition and effectiveness of the Board, committees of the Board and individual directors.

          To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

          To identify, review and recommend to the Board, for Board selection, all nominees for appointment, election or reelection as directors, including suitable candidates for nomination as new directors, as well as directors standing for re-election and all other nominees to the Board.

          To adopt procedures for shareholders of the Company to identify potential nominees for election to the Board, if determined necessary or appropriate, and to evaluate any nominees identified by shareholders of the Company pursuant to such procedures.

          With assistance of management, to organize and provide an orientation program for new directors where appropriate.

          To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

          To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

          To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to applicable stock exchange guidelines or recommendations and other regulatory requirements on corporate governance.

          To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

        SCHEDULE “3”

        COMPENSATION COMMITTEE CHARTER

        The Compensation Committee of the Board of Directors shall consist of at least three Directors, each of whom shall be independent as defined in accordance with all applicable Canadian and U.S. securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations. The Committee meets at least annually, or more frequently as required.

        The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, with goals among others, of enabling the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

        The Committee’s duties and responsibilities are:

          To recommend to the Board for determination, the compensation of the Chief Executive Officer of the Company, who, notwithstanding any provisions contained herein to the contrary, shall not be permitted to attend the Committee’s deliberations and voting relating to his or her compensation.

          To recommend to the Board for determination the compensation of senior management and executive officers of the Company other than the Chief Executive Officer.

          To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

          To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

          To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

          To ensure there are appropriate training, development and benefit programs in place for management and staff.

          To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

          To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

          To perform such other functions as the Board may from time to time assign to the Committee.

          To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

          To engage any outside advisor or expert, including compensation consultants, independent legal counsel, and other compensation advisors as it deems necessary to permit it to carry out its duties. The Committee shall be solely and directly responsible for the appointment, compensation, and oversight of the work of any such advisor. Prior to engaging or obtaining advice from any advisor, the Committee shall assess the independence of the advisor, taking into consideration all relevant factors as required by all applicable regulations, including:

            The provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;

            The amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

            The policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

            Any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;

            Any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

            Any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the Company.

        The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation of compensation consultants, independent legal counsel or any other advisor retained by the Committee.

        SCHEDULE “4”

        AUDIT COMMITTEE CHARTER

I.	Purpose

        The main objective of the Audit Committee is to be responsible for the relationship between the Company and any external auditor or registered public accounting firm (“external auditor”) of the Company, and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, and (c) the Company's risk management and internal financial and accounting controls, and management information systems.

        Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is one of oversight and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements.

II.	Organization

        The Committee shall consist of three or more directors, each of whom shall be “independent” as defined in accordance with Canadian National Instrument 52-110, U.S. securities laws and regulations and applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations.

        The members of the Committee and the Chair of the Committee shall be shall be selected annually by the Board and serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

        Each member of the Audit Committee shall be “financially literate” as defined under Multilateral Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an “audit committee financial expert” within the meaning of U.S. federal securities laws. None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

        A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

        The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

        The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year.

        The Committee shall meet at least quarterly.

        The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

        The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

        The Committee may also act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter of the Committee.

IV.	Responsibilities

(1)

        The Committee shall be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, and oversight of any external auditor engaged for the purpose of preparing or issuing an audit report or performing any other audit, review or other services for the Company, in accordance with applicable securities laws (including resolution of any disagreements between management and the external auditor), and the external auditor shall report directly to the Committee..

(2)

        The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; obtaining from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526; and actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

        The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee is responsible for overseeing the Company’s Whistleblower Policy and the establishment of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	Review and monitor all related party transactions which may be entered into by the Company.

(8)	The Committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

(9)	The Committee is responsible for annually reviewing the adequacy of its charter and recommending any changes thereto to the Board.

V.	Authority and Funding

        The Committee shall have the following authority:

(a)	To engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for the independent counsel and any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.

        The Company shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(b)	compensation to any advisers employed by the Committee; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

        EXHIBIT “A”

        CORPORATE GOVERNANCE DISCLOSURE OF

        SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under	Corporate Governance Practices of the Company
National Instrument 58-101 Disclosure of Corporate
Governance Practices (“NI 58-101”)
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Marina Katusa, David Kong, and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following director is not independent for the reasons stated: Dr. Rui Feng is currently the CEO of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent. Four of the five persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp.; Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled Board meeting. Two such meetings have been held since March 31, 2020.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

        Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does have an independent lead director, Mr. Paul Simpson. The role of the lead director is to act as the Chair for all meetings referred to in section 1(e) above.

        The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere. This mandate is attached to this Information Circular as Schedule “1”. The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO which are posted on the Company’s website.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The disclosure of the attendance record of each of the directors is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”.
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

        The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular as Schedule “1”.

        In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular as: Schedule “2” Corporate Governance and Nominating Committee Charter; Schedule “3”

	Governance Disclosure Guidelines under	Corporate Governance Practices of the Company
National Instrument 58-101 Disclosure of Corporate
Governance Practices (“NI 58-101”)
Compensation Committee Charter; and Schedule “4”Audit Committee Charter.
3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

        Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

        The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

        Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

        Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

        In addition, from time to time, the Company instructs its General Counsel and its Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, and the General Counsel and Corporate Secretary, from time to time, attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company also circulates feedback and commentary when received from proxy advisory firms to the directors.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

        As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

        The Company’s Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

        The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

        The Board has not granted any waiver of the Code in favour of a director or executive officer, and no material change report has been required or filed in connection with the Code.

        When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

        The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s CEO, CFO, principal accounting officer, controller and persons performing similar functions.

        Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any alleged wrongdoing to the Audit Committee.

        The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

        The Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

        The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

        The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

        The Board has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its Shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the CEO and directors. The Compensation Committee has delegated to the CEO authority to set compensation for other officers, however, the Compensation Committee and the Board review such compensation.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of three directors who are all independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.
8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above. From time to time, the Board will establish special independent committees as required for good corporate governance.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

        The Board and its committees, namely, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Audit Committee, annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.
        As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.

10.	Director Term Limits
	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal	The Company has not adopted term limits. The Corporate Governance and Nominating Committee, however, considers the issue

	and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	of board renewal on an annual basis when considering the slate of director nominees.
11.	Policies Regarding the Representation of Women on the Board
	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Currently 20% of the Board members are female. Even though the Board has not adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from diversity in the Board, management and employee base, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.
12	Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

        The Board is committed to fostering a diverse workplace environment where: (i) individual differences and opinions are heard and respected; (ii) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; (iii) and inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed and eliminated.

        While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. While directors will be recruited and promoted based upon their qualifications, abilities and contributions, the Corporate Governance and Nominating Committee has decided that it will take into account the benefits of gender diversity when making suggestions to the Board for nominations of new directors. It will also add gender diversity as criteria on which to annually assess its effectiveness. In fiscal 2018, one new female director was appointed to the Board.

13	Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Though the Company does not have any female executive officers at this time, the Company has benefited from the distinguished service of a number of women in senior executive positions. From 2006 to 2015, Silvercorp’s CFOs were female.
While, executive officers will continue to be recruited and promoted based upon their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when selecting candidates.

14	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women on the Board. The Company will consider it in the future. Also see responses to responses to sections 11, 12, and 13 above.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women in executive officer positions. The Company will consider it in the future. Also see responses to sections 11, 12, and 13 above.
15	Number of Women on the Board and in Executive Officer Positions
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There is currently one female director on the Board representing 20% of the Board. There are currently no women in executive officer positions.